Independent Proxy Advisory Firm ISS Recognizes the Need for Board Change at Ceragon to Ensure a “More Fulsome Evaluation of Strategic Alternatives”

ISS calls out the Ceragon Board’s passive approach and that “lack of clear progress” could send CRNT stock lower in the absence of a transaction

Also notes Ceragon’s track record of underperformance relative to peers and the risks of standalone execution of its strategy

Aviat urges shareholders to vote on the GOLD proxy card for ALL FIVE Aviat nominees to elect directors who will support near- and long-term value creation at Ceragon

AUSTIN, Texas – August 10, 2022 – Aviat Networks, Inc. (NASDAQ: AVNW) (“Aviat”), the leading expert in wireless transport solutions, today announced that independent proxy advisory firm Institutional Shareholder Services (“ISS”) has recommended that shareholders of Ceragon Networks Ltd. (NASDAQ: CRNT) ("Ceragon") vote FOR the removal of two members of Ceragon’s Board of Directors (“Board”), Yael Langer and Ira Palti, at the upcoming Extraordinary General Meeting of shareholders on August 23, 2022. Aviat continues to believe that shareholders should vote for the removal of all three Ceragon directors, Yael Langer, Ira Palti and David Ripstein, and FOR the election of all five of Aviat’s director nominees.

“We are pleased that ISS recognizes the need for boardroom change at Ceragon, to ensure an independent evaluation of strategic alternatives, including Aviat’s acquisition proposal,” said Aviat President and CEO Peter Smith. “We believe, however, that the fastest path to a premium transaction lies in not just removing two of Ceragon’s entrenched directors, but also removing ALL THREE of the targeted directors, and electing our highly qualified director nominees to independently consider value creation opportunities. We strongly urge shareholders to vote FOR both of Aviat’s proposals using the GOLD proxy card as soon as possible.”

In its August 9, 2022, report ISS called out the 5-year track record of underperformance overseen by Ceragon’s current Board members, and questioned their ability to effect a turnaround by executing its current strategy:1

•“In general, CRNT underperformed peers and the Nasdaq index over all measurement periods ended on the unaffected date. Over the one-year period through the unaffected date, CRNT's TSR was 7.8 percent below the TSR of the selected peers. Extending the TSR analysis over a period of three and five years, we observe that the gap widens. More precisely, over the three-year and five-year periods through the unaffected date, CRNT's TSR was 33.8 percent and 45.6 percent, respectively, below the TSR of the peer group ... While revenue growth deceleration has also been an issue at peers, the company' gross margins are below pre-pandemic levels and have not shown signs of recovery over the past several quarters.”

•“Fundamental data on bookings and backlog is rather unstable to support the notion of a turnaround in fortunes at this point.”

•“Over the last three years to the unaffected date, Ceragon has traded at a discount to the peer group. During this period, CRNT traded at a median 0.7x EV/NTM sales versus the peer group's 1.3x. This translates to a median discount of approximately 44 percent over the same period. The revised acquisition consideration implies an EV/ NTM sales multiple of 0.84x versus 0.77x initially offered. The revised offer represents a 20-percent premium over the historical multiple. Similarly, using the peer group current multiple, applying the typical 44 percent discount, and using CRNT's forward sales, we estimate a theoretical standalone value of USD 2.44 per share, to which the new offer represents a 26.3 percent premium. The CRNT stock was already in a downturn and lack of clear progress could, in any event, send the stock lower in the short term in the absence of a transaction.”

1 Permission to use quotations from ISS was neither sought nor obtained. Emphasis added.

In its report, ISS critiqued the Board’s refusal to engage in negotiations with Aviat regarding a potential transaction, and its generally passive approach to maximizing shareholder value.

•“It is questionable to what extent the board has been open to negotiating a deal; the board was apparently more concerned with issues that would be secondary to price, like firm financing commitment or a high level of breakup fees. One would typically discuss price and type of consideration, which would lead to financing needs, financing commitments, level of breakup fees and the like.”

•“The company's statement that is ‘willing to transact with Aviat or any other party that delivers full, fair and certain value to our shareholders’ appears to imply the board sitting passively, expecting a bidder to come with the perfect offer without prior discussions.”

•“The target board does not appear to have engaged in detailed discussions, and, leaving aside the potential for a deal, does not appear to inspire confidence in investors in addressing the strategic challenges the company faces. The apparent standalone execution risks and governance concerns lead to the conclusion that some board change is warranted to ensure a more fulsome evaluation of strategic alternatives.”

In its report, ISS also questioned the independence of certain board members from Ceragon Chairman Zohar Zisapel, as well as Mr. Zisapel’s own sale of Ceragon stock at a price far in excess of where the stock trades today.

•“Chairman and co-founder Zisapel sold approximately one-third of his CRNT shares at approx. USD 5.40 per share in early 2021 though did not reinvest the proceeds at prices below USD 2.00 per share in early 2022.”

•“Removing Yael Langer, who has a 20-year tenure on the board and has been involved in a multitude of RAD group companies, and Ira Palti, the 16-year former CEO of the company, would send a strong message regarding the need to appoint strong, independent board members that could bring a fresh view to the company's challenges.”

•“The targeted directors are (or were for a long time) related to the RAD group and investors may question to what extent they would challenge the company's chairman/co-founder; the founder and the three directors represent a majority of the board.”

Mr. Smith added, “Aviat’s revised premium proposal announced on August 2 to acquire Ceragon for $3.08 per share – including $2.80 per share in cash and $0.28 in equity consideration of Aviat stock – represents a tremendous premium of 47% to the closing price of Ceragon shares on June 27, 2022, and provides a balance of immediate and long-term value, allowing shareholders of both Aviat and Ceragon to benefit from the significant upside of the combined company. Based on Ceragon Board’s refusal to date to work towards a negotiated transaction, we fear that shareholders stand to lose this premium offer if ALL FIVE of the Aviat nominees are not elected, as Ceragon’s Board is clearly unwilling to enter into negotiations, as noted by ISS. Only by voting FOR ALL FIVE of Aviat’s director nominees on the GOLD proxy card can shareholders realize the considerable value of this combination.”

Mr. Smith concluded, “We have shown time and time again that we are interested in working with Ceragon’s Board to determine a positive outcome, as evidenced by our revised premium offer. We have attempted at every turn to respond to Ceragon’s request, including providing Ceragon’s Board with copies of highly confident financing letters from three well-regarded financial institutions on June 3. We also agreed to provide binding commitment letters prior to signing an agreed-upon transaction and to pay a termination fee in the unlikely event that we are unable to consummate the transaction. On this point we can strongly assure ISS that Aviat has sufficient certainly regarding financing.

YOUR VOTE IS CRUCIAL. For further information on how your vote FOR ALL FIVE Aviat’s director nominees can maximize shareholder value, please visit ValueForCeragon.com.

About Aviat Networks, Inc.

Aviat Networks, Inc. is the leading expert in wireless transport solutions and works to provide dependable products, services and support to its customers. With more than one million systems sold into 170 countries worldwide, communications service providers and private network operators including state/local government, utility, federal government and defense organizations trust Aviat with their critical applications. Coupled with a long history of microwave innovations, Aviat provides a comprehensive suite of localized professional and support services enabling customers to drastically simplify both their networks and their lives. For more than 70 years, the experts at Aviat have delivered high-performance products, simplified operations, and the best overall customer experience. Aviat Networks is headquartered in Austin, Texas. For more information, visit www.aviatnetworks.com or connect with Aviat Networks on Twitter, Facebook and LinkedIn.

Forward-Looking Statements
The information contained in this document includes forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, without limitations, statements regarding the proposed transaction between Aviat and Ceragon, the results of the requested extraordinary general meeting of shareholders of Ceragon, Ceragon's actions in connection therewith, and any potential related litigation. All statements, trend analyses and other information contained herein regarding the foregoing beliefs and expectations, as well as about the markets for the services and products of Aviat and trends in revenue, and other statements identified by the use of forward-looking terminology, including, without limitation, "anticipate," "believe," "plan," "estimate," "expect," "goal," "will," "see," "continue," "delivering," "view," and "intend," or the negative of these terms or other similar expressions, constitute forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based on estimates reflecting the current beliefs, expectations and assumptions of the senior management of Aviat regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should therefore be considered in light of various important factors, including those set forth in this document. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include the following:
•the impact of COVID-19 on our business, operations and cash flows;
•continued price and margin erosion as a result of increased competition in the microwave transmission industry;
•our ability to realize the anticipated benefits of any proposed or recent acquisitions, including our proposed transaction with Ceragon, within the anticipated timeframe or at all, including the risk that proposed or recent acquisitions will not be integrated successfully;
•the results of the extraordinary general meeting of Ceragon's shareholders;
•the impact of the volume, timing, and customer, product, and geographic mix of our product orders;
•the timing of our receipt of payment for products or services from our customers;
•our ability to meet projected new product development dates or anticipated cost reductions of new products;
•our suppliers' inability to perform and deliver on time as a result of their financial condition, component shortages, the effects of COVID-19 or other supply chain constraints;
•the effects of inflation and the timing and extent of changes in the prices and overall demand for and availability of our inputs;

•customer acceptance of new products;
•the ability of our subcontractors to timely perform;
•weakness in the global economy affecting customer spending;
•retention of our key personnel;
•our ability to manage and maintain key customer relationships;
•uncertain economic conditions in the telecommunications sector combined with operator and supplier consolidation;
•our failure to protect our Intellectual property rights or defend against Intellectual property infringement claims by others;
•the results of our restructuring efforts;
•the ability to preserve and use our net operating loss carryforwards;
•the effects of currency and interest rate risks;
•the effects of current and future government regulations, including the effects of current restrictions on various commercial and economic activities in response to the COVID-19 pandemic;
•general economic conditions, including uncertainty regarding the timing, pace and extent of an economic recovery in the United States and other countries where we conduct business;
•the conduct of unethical business practices in developing countries;
•the impact of political turmoil in countries where we have significant business;
•the impact of tariffs, the adoption of trade restrictions affecting our products or suppliers, a United States withdrawal from or significant renegotiation of trade agreements, the occurrence of trade wars, the closing of border crossings, and other changes in trade regulations or relationships; and
•Aviat's ability to implement our stock repurchase program or the extent to which it enhances long-term stockholder value.

For more information regarding the risks and uncertainties for Aviat's business, see "Risk Factors" in Aviat's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") on August 25, 2021, as well as other reports filed by Aviat with the SEC from time to time. Aviat does not undertake any obligation to update publicly any forward-looking statement, whether written or oral, for any reason, except as required by law, even as new information becomes available or other events occur in the future.

Additional Information
This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 or an exemption therefrom.

In connection with any transaction between Aviat and Ceragon that involves the issuance of Aviat shares to the Ceragon shareholders, Aviat will file a registration statement with the SEC. INVESTORS ARE

URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Investor Contacts

Aviat Networks
Andrew Fredrickson
+1-408-501-6214
andrew.fredrickson@aviatnet.com

Okapi Partners LLC
Bruce Goldfarb / Chuck Garske / Teresa Huang
+1-212-297-0720
info@okapipartners.com

Media Contact

Abernathy MacGregor
Sydney Isaacs / Jeremy Jacobs
+1-212-371-5999
sri@abmac.com / jrj@abmac.com